Aetna 151 Farmington Avenue Hartford, CT 06156
Judith H. Jones Counsel Law & Regulatory Affairs, RW61 Phone: (860) 273-0810 Fax: (860) 273-6939

January 29, 2008

Mr. Tim Buchmiller
Senior Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Aetna Inc. Definitive Proxy Statement Filed March 19, 2007
File No. 001-16095

Dear Mr. Buchmiller:

On January 18, 2008, I received your letter concerning your review of Aetna’s 2007 Definitive Proxy Statement.  We anticipate our response letter will be submitted to your office no later than February 29, 2008.

Sincerely,

/s/ Judith H. Jones

Judith H. Jones